February 25, 2005

VIA FACSIMILE: 202.942.9635

Adam J. Agron
Attorney at Law
T 303-223-1134
F 303-223-0934
aagron@bhl.law.com

Ms. Yolanda Crittendon
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 04-09

  RE: Cambridge Holdings, LTD.
         File No. 000-12962

Dear Ms. Crittendon:

This firm represents Cambridge Holdings, LTD. (the “Company”). We are in receipt of your letter to the Company’s President, Gregory Pusey, dated February 17, 2005. Pursuant to our telephone conference this morning, the purpose of this letter is to request a four week extension of time to respond to your letter. We have retained special counsel to assist the Company with this matter and the extension of time will allow us to educate the Company’s new counsel with respect to the Company’s business and prepare a comprehensive response to your inquiry. We therefore ask your permission to provide our response by April 15, 2005.

We look forward to hearing from you. Thank you for your consideration.

Sincerely,

Adam J. Agron

AJA:cdc

cc:  Gregory Pusey
       Steven Boehm

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